October 22, 2024

Ed Kremer
Chief Financial Officer
Curaleaf Holdings, Inc.
666 Burrard Street, Suite 1700
Vancouver, British Columbia V6C 2XB

       Re: Curaleaf Holdings, Inc.
           Form 40-F for the fiscal year ended December 31, 2023
           Filed March 7, 2024
           File No. 333-249081
Dear Ed Kremer:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Christine Taylor